Filed by: SUEZ
pursuant to Rule 165 and Rule 425(a)
under the Securities Act of 1933, as amended

Subject Company: SUEZ
Exchange Act File Number: 001-15232
Date: June 24, 2008

The following power point presentation was made available on Suez’s website on June 16, 2008.

Important Information
This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Suez, Suez Environnement Company or Gaz de France,  nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States, Canada, Germany, Italy and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares which would be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration. The Suez Environnement Company shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.

In connection with the proposed transactions, the required information document has been filed with and certified by the Autorité des marchés financiers (“AMF”). Gaz de France has registered certain Gaz de France ordinary shares to be issued in connection with the business combination in the United States. For this purpose, on June 16, 2008, Gaz de France filed a registration statement on Form F-4, which includes a prospectus, with the United States Securities and Exchange Commission (“SEC”). Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. When filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at www.gazdefrance.com or directly from Suez on its website at www.suez.com, as the case may be.

Forward-Looking Statements
This communication contains forward-looking information and statements about Gaz de France, Suez, Suez Environment and their combined businesses after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings made by Suez, Gaz de France and Suez Environnement Company with the AMF, including those listed under “Facteurs de Risques”  (Risk factors)  sections in the Document de Référence filed by Gaz de France with the AMF on May 15, 2008 (under no: R.08-056), in the the Document de Référence filed by Suez on March 18, 2008 (under no: D.08-0122) and its update filed on June 13, 2008 (under no: 08-0122-A01), in the prospectus prepared for the issue and admission for listing of GDF SUEZ shares resulting from the merger takeover of Suez by Gaz de France filed with the AMF on June 13, 2008 (under no: 08-126), the prospectus relating to the Suez Environnement Company shares filed with the AMF on June 13, 2008 (under no: 08-127), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 29, 2007. Investors and holders of the Gaz de France, Suez or Suez Environnement Company securities should consider that the occurrence of some or all of these risks may have a material adverse effect on Gaz de France, Suez and/or Suez Environnement Company.

****

                                             GDF SUEZ

                                   A new World Leader in Energy

---------------------------------------------------------------------------------------------------
                                                                                        1 June 2008
---------------------------------------------------------------------------------------------------

slide01

Disclaimer

Important Information
---------------------
This communication does not constitute an offer or the solicitation of an offer to purchase, sell, or exchange any securities of SUEZ, SUEZ Environnement

Company securities or Gaz de France, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the U.S., Canada, Germany, Italy, Australia and Japan) in which it would be unlawful prior to registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law,
Gaz de France, SUEZ and SUEZ Environnement Company disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares which would be issued in connection with the proposed merger to holders of SUEZ ordinary shares (including SUEZ American Depositary Shares (ADRs)) may not be offered or sold in the U.S. except pursuant to an effective registration statement under the U.S.
Securities Act of 1933, as amended, or pursuant to a valid exemption from registration. SUEZ
Environnement Company shares have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.

In connection with the proposed transactions, the required information documents have been filed with and certified by the Autorite des marches financiers (AMF). Gaz de France is planning to register certain Gaz de France ordinary shares to be issued in connection with the merger in the
U.S. and for this purpose will file with the U.S. Securities and Exchange Commission (SEC), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information documents that have been or will be filed with or certified by the AMF, the prospectus, and the U.S. registration statement, when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any related amendments, if any, and/or supplements, because they will contain important information. Investors may obtain free copies of the U.S.
registration statement and other relevant documents filed with the SEC at www.sec.gov. Investors and holders of SUEZ or Gaz de France securities may obtain free copies of documents filed with and certified by the AMF at www.amf-france. org or directly from Gaz de France, SUEZ and SUEZ
Environnement Company at www.gazdefrance. com; www.suez.com or www.suez-environnement. com.

Forward -Looking statements
---------------------------
This communication contains forward -looking information and statements. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Although the management of SUEZ and Gaz de France believe that the expectations reflected in such forward -looking statements are reasonable, investors and holders of Gaz de
France, SUEZ or SUEZ Environnement Company ordinary shares are cautioned that forward -looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of
SUEZ, Gaz de France and SUEZ Environnement Company, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward -looking information and statements. These risks and uncertainties include those discussed or identified in the public filings made by SUEZ, Gaz de
France and SUEZ Environnement Company with the AMF, including those listed under "Facteurs de
Risques" (Risk factors) sections in the Document de Reference filed by Gaz de France with the AMF on May 15, 2008 (under no: R.08-056), in the Document de Reference filed by SUEZ on March 18, 2008
(under no: D.08-0122) and its update filed on June 13, 2008 (under no: 08-0122-A01), in the prospectus prepared for the issue and admission for listing of GDF SUEZ shares resulting from the merger takeover of Suez by Gaz de France filed with the AMF on June 13, 2008 (under n(degree):
08-126 and the prospectus relating to the SUEZ Environnement Company shares filed with the AMF on
June 13, 2008 (under no: 08-127). Investors and holders of Gaz de France, SUEZ or SUEZ
Environnement Company securities should consider that the occurrence of some or all of these risks may have a material adverse effect on Gaz de France, SUEZ or/and SUEZ Environnement Company.

slide02

Table of contents

1.   July 2008: birth of a new World Leader in Energy

2.   An ambitious and value-creating industrial development

3.   Communications calendar

4.   Conclusion

slide03

     1

     July 2008: birth of a World Leader in Energy

slide04

Birth of a World Leader in Energy                           Main utilities in the world

o   Leader in natural gas in Europe                       2007 revenues(1) - euro billion
o   > # 1 purchaser
o   > # 1 transmission and distribution network
o   > # 2 European storage operator

o   Leader in electricity
o   > # 5 power producer and supplier in Europe
o   > # 2 French power producer
o   World leader in IPPs(1)

o   World leader in LNG
o   > # 1 importer and buyer in Europe
o   > # 2 LNG terminal operator
o   Leader in the Atlantic basin
o   European leader in energy services

(1) Independent Power Producers                        (1) Published data
                                                       (2) Proportional consolidation of Endesa as
                                                           from October, 2007

slide05

An industrial player with powerful assets

o    A unique combination of businesses
o    > Active in the entire energy value chain
o    > Multi-energy offering
o    > Strategy fit between the energy and services businesses

o    Strong flexibility in energy generation and supply
o    > Diversified and efficient power generation mix
o    > Strong capacity for gas-electricity arbitrage
o    > Diversified gas supplies with a strong LNG component
o    > Optimisation at a global scale (LNG) and on the European market (storage)

o    A major player in sustainable development
o    > CO2 light generation capacities
o    > High portion of renewable energies

                    -----------------------------------------------------------
                     A unique opportunity to strengthen commercial development
                   opportunities of both Groups and to increase their strategic leverage in a sector undergoing major changes
                   ------------------------------------------------------------

slide06

Merger terms subject to the vote of the EGMs

                                                        Proforma shareholding structure (3)
o    21 Gaz de France shares for 22 SUEZ shares

o    Simultaneous distribution of 65%
     of the shares of SUEZ Environnement
     to SUEZ shareholders

     > 1 SUEZ Environnement share for 4 SUEZ shares

     > State approval regarding the fiscal
       neutrality(1) of the distribution
       of 65% of SUEZ Environnement(2)

o    Number of shares for the new Group:
     2,19bn(3) (including 28.5 millions
     treasury stocks)

o    Ticker of the new Group: GSZ

(1)  In this respect, GDF SUEZ and SUEZ "main shareholders" (GBL, CDC, Sofina, CNP Assurances,
     Areva) have to keep their SUEZ Envrionnement shares for a 3-year period
(2)  Neutral for French shareholders and no French withholding tax for non residents shareholders
(3)  On a non-diluted basis as of May 22, 2008, detailed in appendices slide07

A merger in July 2008

                                  Planned calendar and next steps
                                  -------------------------------

July 16, 2008    > Extraordinary and Ordinary General Meeting of the shareholders of SUEZ

July 16, 2008    > Extraordinary and Ordinary General Meeting of the shareholders of Gaz de France

July 22, 2008    > Completion of the merger by absorption of SUEZ within Gaz de France

                 > Listing of the GDF SUEZ shares

                 > Listing of the SUEZ Environnement shares on the Euronext Paris and Euronext
                   Brussels markets

            ---------------------------------------------------------------------------
            Information relative to the merger and on the listing of SUEZ Environnement are available in the Prospectus registered with the AMF on June 13, 2008
            ---------------------------------------------------------------------------

slide08

GDF SUEZ will be in working order as soon as the merger is effective

o    GDF SUEZ organization now defined

     > Role of the different management levels Headquarter - Divisions - Business units

     > Definition of the management process of functional departments

o    Divisional and functional organization project now stabilized

o    Operating interfaces between different Divisions already prepared

o    Managers appointed before the merger

o    Action plan for change management

slide09

Remedies implementation status(1)

o    Disposal of the 57.25% SUEZ stake in Distrigas for (euro)2.7bn

     o    Agreement signed with ENI on May 29, 2008

o    Implementation of Fluxys related commitments: stake in Fluxys to be brought down to 45%
     (and disposal of Gaz de France stake in Segeo to Fluxys)

     o    Increase of the stake of the Group in the Zeebrugge terminal to 60% with the creation of Fluxys International

o    Disposal of Cofathec Coriance for (euro)44.6m

     o    Agreement signed with A2A on May 29, 2008

o    Disposal of the 25.5% Gaz de France stake in SPE

     o    Exclusivity period with EDF
                          -----------------------------------------------
                            Implementation of the remedies in compliance
                          with the commitments to the European Commission
                          -----------------------------------------------

(1)  Contingent on the completion of the merger
     Commitments to the European Commission on other remedies are being implemented in agreement with the Commission

slide10

Acquisition of ENI energy assets

o    Virtual power production (VPP) capacity of 1,100 MW in Italy for 20-years
     o    Total production capacity of the Group in Italy raised to 4,600 MW, an increase of approximately 1/3
     o    Acquisition price of (euro)1.2bn

o    Natural gas distribution network of the city of Roma
     o    5,300 km of gas lines, 1.5bcm/year and 1.2 million access points
     o    Acquisition price of (euro)1.1bn

o    Exploration & Production Assets
     o    United Kingdom, Gulf of Mexico, Egypt, Indonesia
     o    Acquisition price of (euro)273m

o    Supply contract for 4bcm/year of natural gas in Italy over 20 years
     o    Option for an additional supply contract for delivery in Germany of 2.5bcm/year over 11 years
     o    Supply contract for 900 millions cm/year of LNG in the Gulf of Mexico over 20 years

                          ------------------------------------------------
                          The new Group strengthens its footprint in Italy
                                   and in upstream gas activities
                          ------------------------------------------------

slide11

Governance: composition of the new Board of Directors

                            Board of Directors consisting of 24 members:
                            --------------------------------------------

10 directors proposed by Suez including           10 directors proposed by Gaz de France including

o Chairman and CEO                                o  Vice-Chairman and President
   Gerard Mestrallet                                 Jean-Francois Cirelli

                                                  7 State representatives nominated by order, in
                                                    accordance with the law

---------------------------------------------------------------------------------------------------
                                     4 employee representatives
                        including 3 representatives elected by the employees
          and 1 representative of the employee shareholders elected by the General Meeting
---------------------------------------------------------------------------------------------------
===================================================================================================
                     5 Board committees all chaired by an independent direct
              Audit Committee, Appointments Committee, Compensation Committee, Ethics,
     Environment and Sustainable development Committee, and Strategy and Investments Committee
===================================================================================================
slide1

                       2

                       An ambitious and value-creating industrial development

slide13

An ambitious development strategy

o    Consolidate leadership positions in domestic markets:
     o    France
     o    Benelux

o    Leverage complementarities to strengthen customer offerings:
     o    Dual gas/electricity offers
     o    Innovative energy services

o    Boost its ambitious strategy of industrial development, notably in:
     o    Upstream gas activities (E&P, LNG)
     o    Infrastructures
     o    Power generation, in particular nuclear and new & renewable energies

o    Accelerate growth in all businesses lines in Europe

o    Strengthen development areas internationally (Brazil, Thailand, the USA, Middle East, Turkey,
     Russia...)
     o    Development of the IPP business in new fast-growing markets

                       -----------------------------------------------------
                       A combination consistent with both Groups' strategies
                              and allowing to boost their development
                       -----------------------------------------------------

slide14

A steady and consistent industrial development

                    o    Acquisition of new natural gas reserves and discovery of natural gas at
                         West el Burullus in Egypt, beginning of operation of gas fields of Njord,
                         Fram and Snovhit in Norway and Minke in the UK
Development in      o    LNG supply contracts: extension of the Sonatrach contract, new supply
natural gas,             contracts of 3.2 bcm of natural gas with Norsk Hydro over 4 years in the
LNG and                  UK and of 10 bcm with Shell
infrastructures     o    LNG terminals: doubling of the capacities at Zeebrugge (from 4.5 to 9 bcm), start of the construction of the LNG terminal in Mejillones (COD early 2010, Chile), long-term access to the Freeport terminal (Texas), construction of the Fos Cavaou terminal (8.25 bcm) and Montoir extension in France (from 10 up to 16.5 bcm)
                    o    COD of a new gas tanker (Gaselys)
                    o    Extension of storage capacity in the UK and in Romania

                    o    In Energy services, many new contracts
                    o    France and Belgium: green electricity from biogas contract (Aix en
Development in           Provence), Fabricom GTI preferred bidder for construction and maintenance
energy services          of electromagnetic devices of the Antwerp Ring
                    o    In Europe, heating and cooling network (Amsterdam), creation of Fabricom
                         Offshore Services in the UK, aiming at strengthening the offshore engineering offers, service contracts (Nuoro hospital in Sardegna)
                    o    Middle East: strategic partnership in Qatar for the development of new cities

slide15

A steady and consistent industrial development

Increase in power generation capacity

- **Hydraulic capacities:** Jirau (3,300 MW) and Ponte de Pedra (176 MW) in Brazil, La Verna in France
- **Thermal capacities:** CCGT power plant of Teesside Power Limited in England (1,875 MW), Ras Laffan project in Qatar (2,730 MW and desalination of 286,000 cm/day), Astoria in New York (575 MW), coal-fired power plant in Thailand (660 MW), CCGT France (Cycofos, Montoir) and peak power plant at Saint Brieuc
- Acquisition of 79% of Elettrogrees, operator in the electricity wholesale market in Italy
- **Wind capacities:** Canada, France and Portugal
- **Co-generation capacities:** 6 power plants in Italy (370 MW)
- **Securization of supply needs in enriched uranium:** ownership interest agreement in George Besse II plant

Development in environment

- **Water Europe:** many new contracts in France (SIAEP of Bas Languedoc, Grasse, Brasserie Kronenbourg,…) and developments in Spain (acquisition of the minority interests of AGBAR and acquisition of 33% of Aguas de Valencia) and in Chile via AGBAR (Essal)
- **Waste Europe:** many new contracts in France (Airbus, Rambouillet…), development in recycling in France (JV SITA/Renault to develop end of life vehicle recycling and JV SITA/Michelin for tires) and in waste to energy business (EVI, Baviro...), acquisitions in Germany (BellandVision) and in Sweden (buy-out of minority interests of Sita Sverige)
- **International:** management contract with the city of Jeddah, acquisition of Utility Service Company and successful renewals of Jersey city and Gary contracts in the USA, acquisition of 7.5% of Chongqing Water Group in China, Degrémont contracts in India and Middle-East

Gaz de France
SUEZ
16

A strong financial profile                                   Financial profile GDF SUEZ

o    A financial structure that sustains the           2007 IFRS proforma(1)
     ambitious strategy of industrial growth           unaudited data
                                                                                     In (euro)bn
     o    Low gearing                                  Revenues                         74.3
                                                       EBITDA                           13.1
     o    Strong potential for cash flow               Current operating income          8.3
          generation                                   Net income group share            5.6
                                                       Net income group share      (euro)2.56/share
o    A key stock in the energy sector                  per share
                                                       Capex                             9.2(2)
     o    Among the top 3 listed utilities             Net financial debt               15.8
                                                       Shareholders' equity             67
o    Accounting consequence from the merger

     o    Allocation of (euro)14.3bn goodwill to
          the assets of Gaz de France (from an
          accounting perspective, reverse
          acquisition of Gaz de France by SUEZ)

     o    Post allocation, residual goodwill
          amounts to (euro)17.1bn(1)

     o    Generation of an amortization charge(1)
          of approximately (euro)750m/year on average

(1)  Definition in appendices; On the basis of a preliminary allocation of the purchase price
(2)  07 SUEZ CAPEX + 07 Gaz de France CAPEX

slide17

Strong prospects for profitable growth

o    EBITDA(1) target of (euro)17bn in 2010

o    Potential for operational synergies of approximately (euro)1bn per year in 2013

o    Average annual capex of (euro)10bn(2) between 2008-10

o    Strict financial discipline

o    Ratings target: Strong A

                 ------------------------------------------------------------------
                 Confirmation of medium -term financial objectives of the new Group
                 ------------------------------------------------------------------

(1) Proforma GDF SUEZ EBITDA definition
(2) Industrial investments (maintenance and development) which mainly relate to organic growth slide18

An attractive shareholder remuneration policy

o    Dynamic dividend policy targeting an attractive yield compared to the sector average
     o    Target payout ratio: above 50% of Group recurring net income
     o    Average annual growth in dividend per share of 10% to 15% between dividend paid in 2007(1) and dividend paid in 2010

o    Additional shareholder return through:
     o    Exceptional dividends
     o    Share buy backs

(1)  Based on the Gaz de France dividend paid in 2007 and related to fiscal year 2006
     ((euro)1.1 per share); SUEZ shareholders will also benefit from dividends distributed by SUEZ
     Environnement from 2009 for fiscal year 2008

slide19

                                      3

                                      Communication calendar

slide20

Planned communication calendar

2008 Half-Year Results

August 31, 2008     o   Presentation of H1 2008 results of SUEZ and Gaz de France (on a stand alone basis) _Presentation of H1 2008 pro forma results of GDF SUEZ
                         (on a non segmented basis)

2008 GDF SUEZ Investor Day: Q4 2008

                    o    Strategic update post-merger, notably on integration, synergies, investments program and mid-term outlook for GDF SUEZ

                    o    Presentation of GDF SUEZ pro forma results by Division

slide21

                                            4

                                            Conclusion

slide22

A merger on track

o    Creation of a World Leader in Energy

o    A strong value-creating potential for industrial development

o    A dynamic remuneration policy for shareholders

o    GDF SUEZ in working order as soon as the merger is effective slide23

                    5

                    Appendices

                    1. Financial Data

                    2. Governance and organisation

                    3. Prospects and industrial strategy

                    4. Integration

slide24

Definition of EBITDA applied to the new Group

                      2007 pro forma unaudited data in (euro)m
                      ----------------------------------------

Current Operating Income (combined proforma)(1)                         8,339

+ Depreciation, amortization and provisions(1)                          4,197

+ Share-based payments                                                    123

+ Net disbursements under concession contracts                            481

  Combined unaudited pro forma EBITDA of GDF SUEZ (2007 scope)         13,140

(1)  Post impact of preliminary estimate of "Purchase Price Allocation" (+(euro)750m in depreciation & amortization)

slide25

From previous published numbers
to EBITDA of the new Group

                      2007 pro forma unaudited data (in (euro)m)
                      ------------------------------------------

EBITDA published by SUEZ                                                   7,965
-    Pensions and other similar provisions reversals / accruals(1)           126
-    Financial income (excluding interests received)                        (200)
-    Share in net income of associates (458)
=    SUEZ EBITDA based on the new Group definition                         7,433

EBITDA published by Gaz de France                                          5,666
-    Capital gains / losses from tangible and intangible assets sales        (64)
-    Mark-to-Market of operating financial instruments                        87
+    Provision accruals on current assets 16 - Restructuring costs             2
=    Gaz de France EBITDA based on the new Group definition                5,707

     Pro forma EBITDA of GDF SUEZ - unaudited                             13,140

(1)  Items reported under interest income excluded

slide26

                           New Group pro forma summary P&L
                           -------------------------------

2007 pro forma unaudited data (in (euro)m)
     Revenues                                                                  74,252
     Purchases                                                                (35,397)
     Personnel costs                                                          (10,767)
     Depreciation, amortization and provisions                                 (4,197)
     Other operating income (loss)                                            (15,552)
Current operating income                                                        8,339
     Mark-to-Market on commodity contracts other than trading instruments         (19)
     Impairment                                                                  (146)
     Restructuring costs                                                          (45)
     Disposals of assets, net                                                     403
Income from operating activities(1)                                             8,532
     Net financial cost                                                          (797)
     Other financial income (expense)                                            (210)
     Income tax                                                                (1,409)
     Share in net income of associates                                            527
Net income                                                                      6,643
     o/w attributable to parent company shareholder                             5,566
     o/w minority interest                                                      1,077

(1)  Current operating income defined as operating income before mark-to-market on commodity contracts other than trading instruments, impairment, restructuring costs and disposals of assets, net

slide27

Preliminary allocation of acquisition goodwill (in (euro)Bn)

       6.3             5.3              2.3               0.4              5.2

     Step-up          Step-up          Step-up         Step-up         Deferred tax
   concession        tangible         intangible      associates       (liability)
     assets           assets            assets

slide28

Shareholding structure of Gaz de France and SUEZ(1)

   Gaz de France shareholders (undiluted)                    SUEZ shareholders (undiluted)
   --------------------------------------                    -----------------------------

                           Million                                             Million
                            shares      In %                                    shares        In %
--------------------------------------------         ---------------------------------------------
French State                  785%      79.8          SUEZ employees              38.9        3.0%

Gaz de France employees      19.7%       2.0         GBL                         122.8        9.4%

Institutional investors     108.4%      11.0         Credit Agricole Group        15.9        1.2%

SUEZ                          9.8%       1.0         CDC Group                    38.4        2.9%

Individual investors         42.3%       4.7         Areva                        27.6        2.1%

Total, excluding                                     CNP Assurances Group         24.8        1.9%
  treasury stock            965.2%      98.5
                                                     Sofina                       16.5        1.3%
Treasury stock               18.7%       1.5
                                                     Gaz de France                 8.0        0.6%
Total                       983.9%     100.0
                                                     Other                       980.4       74.9%

                                                     Total, excluding
                                                       treasury stock          1,273.2       97.3%

                                                     Treasury stock               35,7        2,7%

                                                     Total                     1,308.9      100,0%

(1) Shareholding as of May 22, 2008

slide29

Proforma GDF SUEZ shareholding structure

             Undiluted GDF SUEZ                             Diluted GDF SUEZ shareholding
       shareholding structure (1,2,3)                            structure (1,2,3,4)
       ------------------------------                       -----------------------------

                          Million                                              Million
                           shares       In %                                    shares        In %
State                       781.4      35.7%         State                       781.4       35.0%
Gaz de France employees      24.8       1.1%         Gaz de France employees      24.8        1.1%
Institutional investors     108.4       4.9%         Institutional investors     108.4        4.9%
Gaz de France public         40.7       1.9%         Gaz de France public         40.7        1.8%
SUEZ employees               37.1       1.7%         SUEZ employees               37.1        1.7%
GBL                         117.2       5.3%         GBL                         117.2        5.2%
Credit Agricole Group        15.1       0.7%         Credit Agricole Group        15.1        0.7%
CDC Group                    36.7       1.7%         CDC Group                    36.7        1.6%
Areva                        26.4       1.2%         Areva                        26.4        1.2%
CNP Assurances Group         23.6       1.1%         CNP Assurances Group         23.6        1.1%
Sofina                       15.8       0.7%         Sofina                       15.8        0.7%
SUEZ other                  935.9      42.7%         SUEZ other                  935.9       41.9%
Option-related dilution         -         -          Dilution                     50.6        2.3%
Total, excluding                                     Total, excluding
  treasury stock          2,163.0      98.7%           treasury stock          2,213.6       99.0%
Treasury stock               28.5       1.3%         Treasury stock               21.3        1.0%
Total                     2,191.5     100.0%         Total                     2,234.9      100.0%

Notes
(1)  Based on the shareholding structure of SUEZ and Gaz de France as of May 22, 2008
(2)  Taking into account the bonus shares of Gaz de France: grant of 3.6 million bonus Gaz de
     France shares transferred from the State to the Gaz de France employees and 1.5 million Gaz de
     France shares granted to the employees of Gaz de France and bought back on the market For
     SUEZ, grant of 6.8 million SUEZ shares paid in treasury stock
(3)  SUEZ treasury stock and ownership interest of Gaz de France in SUEZ not exchanged in GDF SUEZ shares
(4)  Taking into account of dilutive instruments: For Gaz de France, no dilutive instruments For
     SUEZ, taking into account stock options post operation

slide30

Composition of the Board of Directors

                                       Initially 24 members*

(1)  Nominated within 6 months after the merger
(2)  Consultative (non-voting)

slide31

Committees of the Board of Directors

All committees chaired by an independent director

Ethics, Environement and Sustainable development committee

- 3 to 5 members
- 1/2 independent members at least
- Meetings: once a year at least

Audit committee

- 3 to 6 members
- 2/3 independent members at least (in accordance with the Bouton Report
- Meetings: 4 times a year at least, in particular before each half year and annual closing

Strategy and Investments committee

- 3 to 5 members
- 1/2 independent members at least

Appointments committee

- 3 to 5 members
- 1/2 independent members at least
- Meetings: once a year at least

Compensation committee

- 3 to 5 members
- 1/2 independent members at least
- Meetings: twice a year at least

Gaz de France

suez

32

Operational structure of GDF SUEZ

Chairman and CEO - Gerard Mestrallet
Vice-Chairman, President - Jean-Francois Cirelli                           Energy Policy Committee
------------------------------------------------                           -----------------------

---------------------------------------------------------------------------------------------------
Energy France                                             Henri Ducre
-------------------------    ----------------------------------------------------------------------

Energy Europe &                                       Jean-Pierre Hansen
International                                      Dirk Beeuwsaert (deputy)
                             ----------------------------------------------------------------------
                                     Energy              Energy Europe         Energy International
                                Benelux - Germany        Pierre Clavel            Dirk Beeuwsaert
                               Jean-Pierre Hansen
-------------------------    ----------------------------------------------------------------------
Global Gas and LNG                                     Jean-Marie Dauger
-------------------------    ----------------------------------------------------------------------
Infrastructures                                           Yves Colliou
-------------------------    ----------------------------------------------------------------------
Energy services                                           Jerome Tolot
===================================================================================================
Environment                                           Jean-Louis Chaussa
-------------------------    ----------------------------------------------------------------------

slide33

Stable shareholding structure for SUEZ Environnement

- Shareholders' agreement between GDF SUEZ (35% of the capital of SUEZ Environnement) and some of the main shareholders[1] of SUEZ representing approximately **47% of the capital of SUEZ Environnement**
  - Initial duration of **5 years**
  - **Reciprocal preemption right** of the parties to the agreement
  - **Commitment of the parties not to acquire SUEZ Environnement shares** in excess of the threshold triggering the filing of a mandatory takeover bid
- **Effective control of GDF SUEZ** over SUEZ Environnement
  - GDF SUEZ will name half the members of the Board of Directors
  - The Chairman of the Board of Directors, who will have a casting vote, will be nominated by the Board of Directors, based on the proposal of GDF SUEZ
- **Full consolidation** in the financial statements of GDF SUEZ

Stable ownership interest and effective control of GDF SUEZ over SUEZ Environnement

Gaz de France

(1) Shareholders' agreement between, in addition to GDF SUEZ: Areva, CDC, GBL, Groupe CNP Assurances and Sofina

SUEZ

34

A clearly defined role of the French State

o    The State will be a shareholder of the new Group (approximately 35.7% of capital)

o    Representation of the State at the Board of Directors (7 Directors)(1)

o    Clear separation between the State as a shareholder and as a regulator

o    Specific right of the State:
     o    Right to veto decisions related to disposal of assets located in France that could negatively impact French national interests in the Energy sector
     o    Assets at stake: gas pipelines, assets related to distribution, underground storage and
          LNG terminals

(1) 6 in May 2010

slide35

Ambitious industrial objectives in all businesses

Energy France

- Develop multi-energy offerings
- Reach 20% market share of "retail" power market
- Increase generation capacity

Energy Europe & International

- Priority given to development in Europe
- Strengthening of development areas internationally
- Development of generation capacity

Objective: **100 GW** managed capacity **by 2013**, of which more than 10 GW(2) in France

Global Gas and LNG

- Target reserves of 1,500 mboe(1)
- Continue diversifying and optimizing gas sourcing portfolio
- Reinforce the group's leading position in LNG in the Atlantic basing
  - Grow contracted volumes by 30%
  - Grow unloading capacity in the Atlantic basin by 85%

Infrastructures

- Increase regasification capacity in France and in Belgium to 44 bcm^3 / year in 2013
- Expand storage capacity in Europe (+35% between 2006 and 2013)
- Increase the group's transmission capacities by 15%

Energy services

- Leverage the strategic fit between Gaz de France and SUEZ on the short term
- Accelerate profitable development on the basis of:
  - Strong know-how in optimizing energy facilities
  - Complete multi-service offers
  - A unique European network

Environment

- Growth strategy focused on Europe
- Grow selectively internationally through the implementation of new business models:
  - Management contracts
  - Long term joint ventures/partnerships
  - Innovative financial arrangements

(1) Mainly through external growth
(2) Includes Tricastin and Chooz

Gaz de France

SUEZ

36

A sustained industrial capex program

                               Indicative split of annual capex((1)),
                                     average between 2008-2010

                       ------------------------------------------------------
                       Average annual capex of (euro)10bn (1) between 2008-10
                             and more than (euro)8bn (1) capex in 2008
                       ------------------------------------------------------

(1)  Industrial investments (maintenance and development) which mainly relate to organic growth capex

slide37

Confirmed potential for operational synergies
of approximately (euro)1bn per year by 2013

                                                             Pre-tax annual impact
                                                             post impact of remedies

                                                     o/w 2008-2010        Annual total 2013

                                Gas sourcing           (euro)100m  >          (euro)180m
                                -------------------------------------
               Scale effect     Other procurement      (euro)120m  >          (euro)120m
                                -------------------------------------
                                Operating costs        (euro)90m   >
                                -------------------------------------
                                Supply and                                    (euro)320m
                                commercial costs       (euro)80m(1)>
                                -------------------------------------
Operationa
synergies   Complementarity     Revenue synergies                             (euro)350m
                                -------------------------------------
                                TOTAL                  (euro)390m  >          (euro)970m
                                                                             (recurring)
                                -------------------------------------

--------------------------
Financial optimisation ==> ~ (euro)1bn
--------------------------

Non-recurring implementation costs: (euro)150m for short term synergies and (euro)150m for medium term synergies
(1)  Short term synergies partially non-recurring

slide38

Synergies related to gas sourcing (1):
scale effect and optimisation

 Sourcing synergies                o Reduction in sourcing costs

                                     X Enhanced bargaining power towards suppliers
                                       and diversification of supply sources
                                       Optimisation of price and risk profile                                                                                                                                                180

                                   o Further optimisation of sourcing portfolio

                                     X Establishment of an extended asset base (long
                                       term contracts, LNG, gas-fired power plants,...)
                                     X Enhanced use of gas swaps X Enhanced gas / power
                                       arbitrage

                                   o Enhanced LNG arbitrage
 ST                    MT
 (euro)100m          (euro)180m      X Asset optimization (terminals, long term contracts,
                                       LNG tankers, liquefaction, E&P)
                                     X Market arbitrage (particularly across the Atlantic basin)

                                   ----------------------------------------------------------------
                                   (euro)100m pre-tax annual synergies available in the short term
                                   (euro)180m pre-tax annual synergies available in the medium term
                                   ----------------------------------------------------------------

(1) After remedies

slide39

Clear procurement savings (other than energy)

Procurement savings                o Joint procurement management and operational integration
(other than energy)
                                     X Bargaining power bolstered due to volume effects
                                     X Use of master contracts
                                     X Best practices implementation
                                     X Establishment of a common platform

                                   o Insurance purchases

                                   o Information technology systems purchases

                                     Study carried out in H2 2006 with the support of an
                                     independentconsultant who confirmed the  estimates prepared in May 2006
ST                MT
(euro)120m        (euor)120m

            ---------------------------------------------------------------------------
            (euro)120m pre-tax annual synergies available in the short and medium terms
            ---------------------------------------------------------------------------

slide40

Operational costs synergies confirmed
within the new group perimeter

  Operational, supply and          o Short term operational cost reductions
 commercial costs synergies
                                     X Streamlining of structure costs (volume effects on
                                       external costs: communication, consultancy, IT...)
                                     X Pooling of expertise and decision centres

                                   o Development of multi-energy offerings

                                     X Reduction in non-recurring new client acquisition costs
 ST             MT                   X Energy production synergies
(euro)170m      (euro)320m           X Supply synergies

                                   o  Further operational cost savings in the medium term

                                     X Further deployment of the procurement optimisation
                                       program
                                     X Optimisation of resources and structures
                                       - Pooling of information technology systems
                                       - Creation of joint-platforms for support services
                                       - Streamlining of overhead costs

     -----------------------------------------------------------------------------------------
     (euro)170m pre-tax annual synergies available in the short term (euro)320m pre-tax annual synergies available in the medium term
     -----------------------------------------------------------------------------------------

slide41

Revenue synergies over the medium term as a materialization
of operational complementarities

Revenue synergies                  o Additional electricity production
                                     capacities in Europe based on the existing
                                     assets of the partner
                                     - Client portfolios
                                     - Gas supply and storage capacities

                                   o Development of an integrated LNG chain based
                                     notably on the regasification capacities in the
ST         MT                        Atlantic Basin
          (euro) 350m                - Minority interests in the exploration and
                                       production and in a liquefaction train
                                     - LNG marketing on various markets

                         -------------------------------------------------
                         Revenue synergies generating over the medium term
                           a margin of (euro)350m per year before taxes
                         -------------------------------------------------

slide42

Preparing the integration process

o A dedicated organisation in charge of preparing and implementing the integration process
o Numerous in-depth projects already completed since the announcement of the merger project

                                Strategic and operational leadership
                                ------------------------------------

                      o Joint integration team
                      o Three divisions in charge of the integration process
---------------------------------------------------------------------------------------------------
                                             |
                                             |
---------------------------------------------------------------------------------------------------
Process management                 Synergy management              Change management
------------------                 ------------------              -----------------

o 46 workshops identified          o Program for operational       o A process carried out together
o Joint strategic and                synergies of approximately      with the Human Resource and
  operational pilots                 (euro)1bn per year by 2013      Communications Departments

                        ---------------------------------------------------
                        GDF SUEZ will operational as from merger completion
                        ---------------------------------------------------

slide43

Opinions on transaction consideration

Opinions to SUEZ                                Opinions to Gaz de France

Fairness opinion on exchange terms issued by    Report by Messrs Ledouble, Ricol et Baillot,
BNP Paribas and JP Morgan as advisor to SUEZ    ((commissaires a la fusion))

Fairness opinion on exchange terms issued by    Fairness opinion on exchange terms issued by
HSBC as advisor to SUEZ Board                   Merrill Lynch and Lazard Freres as advisor to
                                                Gaz de France and fairness bank to Gaz de France
((Attestation d'equite)) (fairness opinion)     board
from Oddo as an independant expert
                                                Fairness opinion on exchange terms issued by
Report by Messrs Ledouble, Ricol et Baillot,    Goldman Sachs International as fairness bank to
((commissaires a la fusion))                    Gaz de France board

slide44

Merger legal steps

                         3------------- SUEZ Shareholders                Gaz de France Shareholders
                         |                        |                                  |
Distribution by SUEZ to  |              ----------------------------     --------------------------
its shareholders (other  |              SUEZ                              GDF  4 GDF SUEZ merger
than itself) of 65% of   |              -----------------------------------------------------------
SEC shares post-                              100%
contribution                                  |
                   SUEZ
                   ENVIRONMENT              Rivolam
                   COMPANY (SEC)                |   1
                                                |   Merger-absorbtion
                                                |   of Rivolam by Suez
                   |                    100%    |
                   2  100%               ------------
                     ------             SUEZ
             Contribution by SUEZ       ENVIRONNEMENT
             to SEC of 100% of SUEZ
slide45      Environnement shares